Filed pursuant to Rule 433

Dated January 8, 2019

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated January 8, 2019, and the

Prospectus dated February 16, 2018

Registration No. 333-223067

Colfax Corporation

Offering of

4,000,000 5.75% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Units Offering and should be read together with (i) the amended preliminary prospectus supplement, dated January 8, 2019 relating to the Units Offering (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated February 16, 2018, included in the Registration Statement (File No. 333-223067), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Colfax Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	CFX/New York Stock Exchange (“NYSE”)

Trade Date:	January 9, 2019.

Settlement Date:	January 11, 2019.

Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$20.81

Title of Securities:	5.75% Tangible Equity Units (the “Units”).

Number of Units Offered:	4,000,000 Units (or 4,600,000 Units if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Insider Participation:	One or more entities affiliated with Mitchell Rales, the Chairman of our Board (collectively, the “Mitchell Rales Entities”), have agreed to purchase 400,000 Units (representing an aggregate stated amount of $40,000,000) in this offering at the public offering price for investment purposes. The underwriters will not receive any underwriting discounts or commissions on any Units sold to the Mitchell Rales Entities.

One or more entities affiliated with Steven Rales, one of our current stockholders (collectively, the “Steven Rales Entities”), have agreed to purchase 100,000 Units (representing an aggregate stated amount of $10,000,000) in this offering at the public offering price for investment purposes. The underwriters will not receive any underwriting discounts or commissions on any Units sold to the Steven Rales Entities.

Stated Amount:	Each Unit has a stated amount of $100.

Composition of Units:

Each Unit is comprised of two parts:

a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $15.6099 per Amortizing Note, bears interest at a rate of 6.50% per annum and has a final installment payment date of January 15, 2022.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Amortizing Note is $15.6099 and the fair market value of each Purchase Contract is $84.3901.

Reference Price:	$100 divided by the Maximum Settlement Rate, which is initially approximately equal to the Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date.

Threshold Appreciation Price:	$100 divided by the Minimum Settlement Rate, which is initially approximately $25.00 and represents an approximately 20.1% appreciation over the Reference Price.

Minimum Settlement Rate:	4.0000 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	4.8054 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Early Settlement Rate for Early Settlement Date occurring on or prior to January 15, 2020 (other than in connection with a Fundamental Change):	90% of the Minimum Settlement Rate (subject to adjustment as described in the Preliminary Prospectus Supplement), which is initially 3.6000 shares of Common Stock per Purchase Contract.

Early Settlement Rate for Early Settlement Date occurring after January 15, 2020 but on or prior to January 15, 2021 (other than in connection with a Fundamental Change):	95% of the Minimum Settlement Rate (subject to adjustment as described in the Preliminary Prospectus Supplement), which is initially 3.8000 shares of Common Stock per Purchase Contract.

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the Mandatory Settlement Date, determined using the “applicable market value” (as defined in the Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than the Reference Price	The Maximum Settlement Rate	Less than $100

Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of shares of Common Stock equal to $100, divided by the applicable market value	$100

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $100

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$5.00	$10.00	$15.00	$17.50	$20.81	$23.00	$25.00	$27.50	$30.00	$35.00	$40.00	$50.00	$60.00
January 11, 2019	4.7276	4.5951	4.3398	4.2244	4.1077	4.0529	4.0158	3.9833	3.9622	3.9411	3.9345	3.9347	3.9373
January 15, 2020	4.7571	4.6995	4.4766	4.3434	4.1938	4.1197	4.0690	4.0246	3.9961	3.9687	3.9601	3.9585	3.9595
January 15, 2021	4.7815	4.7754	4.6569	4.5204	4.3178	4.2044	4.1255	4.0589	4.0199	3.9884	3.9813	3.9800	3.9801
January 15, 2022	4.8054	4.8054	4.8054	4.8054	4.8054	4.3478	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•   if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate or merger termination redemption rate, as applicable, will be determined by straight line interpolation between the fundamental change early settlement rates or merger termination redemption rate, as applicable, set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366- day year, as applicable;

•   if the applicable stock price is greater than $60.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate or the merger termination redemption rate, as applicable, will be the Minimum Settlement Rate; or

•   if the applicable stock price is less than $5.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate or merger termination redemption rate, as applicable, will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 4.8054, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Preliminary Prospectus Supplement.

Merger Termination Redemption:

If the closing of the Merger has not occurred on or prior to May 19, 2019, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Merger Termination Redemption” in the Preliminary Prospectus Supplement, by delivering notice during the five business day period immediately following May 19, 2019. If the Merger Agreement is terminated prior to May 19, 2019, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Merger Termination Redemption” in the Preliminary Prospectus Supplement, by delivering notice on or prior to the 40th scheduled trading day immediately preceding May 19, 2019 or during the five business day period immediately following May 19, 2019.

“Redemption amount” per Purchase Contract means:

•   if the merger termination redemption stock price is equal to or less than the Reference Price, an amount of cash equal to (x) $100 less (y) the applicable repurchase price for the Amortizing Notes; or

•   if the merger termination redemption stock price is greater than the reference price, a number of shares of Common Stock equal to the number of shares of Common Stock determined by reference to the table set forth above opposite the caption “Early Settlement Upon a Fundamental Change” (with references to “stock price” deemed to refer to the “merger termination redemption stock price,” references to “fundamental change early settlement rate” deemed to refer to the “merger termination redemption rate,” and references to “effective date” deemed to refer to the date of the related merger termination redemption notice); provided that the Issuer may elect to pay cash in lieu of delivering any or all of the shares of Common Stock in an amount equal to the merger termination redemption rate multiplied by the merger termination redemption market value; provided further that, if the Issuer so elects to pay cash, the Issuer will specify in the merger termination redemption notice the number of shares of Common Stock that will be replaced with cash.

Initial Principal Amount of Amortizing Notes:

$15.6099 per Amortizing Note

$62,439,600 in aggregate (or $71,805,540 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Installment Payment Dates:	Each January 15, April 15, July 15 and October 15, commencing on April 15, 2019, with a final installment payment date of January 15, 2022.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $1.4375 per Amortizing Note (except for the April 15, 2019 installment payment, which will be $1.5014 per Amortizing Note), which cash payment in the aggregate will be equivalent to 5.75% per annum with respect to each $100 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 6.50% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
April 15, 2019	$1.2365	$0.2649
July 15, 2019	$1.2039	$0.2336
October 15, 2019	$1.2235	$0.2140
January 15, 2020	$1.2434	$0.1941
April 15, 2021	$1.2636	$0.1739
July 15, 2020	$1.2841	$0.1534
October 15, 2020	$1.3050	$0.1325
January 15, 2021	$1.3262	$0.1113
April 15, 2021	$1.3477	$0.0898
July 15, 2021	$1.3696	$0.0679
October 15, 2021	$1.3919	$0.0456
January 15, 2022	$1.4145	$0.0230

Repurchase of Amortizing Notes at the Option of the Holder:	In the event of a Merger Termination Redemption, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 6.50% per annum.

Units Public Offering Price:	$100 per Unit $400,000,000 in the aggregate (or $460,000,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Underwriting Discount:	$3.00 per Unit $10,500,000 in the aggregate (or $12,300,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Estimated Net Proceeds to Issuer from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $387.8 million (or $446.0 million if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Listing:	Issuer intends to apply to list the Units on the NYSE under the symbol “CFXA.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	194014 205

ISIN for the Units:	US1940142052

CUSIP for the Purchase Contracts:	194014 403

ISIN for the Purchase Contracts:	US1940144033

CUSIP for the Amortizing Notes:	194014 304

ISIN for the Amortizing Notes:	US1940143043

Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the Units Offering. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents Issuer has filed with the SEC for more complete information about Issuer and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-866803-9204, or Credit Suisse Securities (USA) LLC by telephone at 1-800-221-1037.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.